SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C.  20549



                            FORM 11-K

    (Mark One)

       [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934


            For the Plan year ended December 31, 1995


                                OR


       [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934


For the Transition Period from _________________ to _________________


                  Commission file number 1-3523



                            A. Full title of the Plan:

                               WESTERN RESOURCES, INC.
                               EMPLOYEES' 401(K) SAVINGS PLAN

                            B. Name of issuer of the securities held
                               pursuant to the plan and the address
                               of its principal executive office:

                               WESTERN RESOURCES, INC.
                               818 Kansas Avenue
                               Topeka, Kansas  66612

<PAGE1>

                                                 EIN:  48-0290150
                                                  PN:  004










                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN


      FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995 AND 1994

      TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



<PAGE2>

             Report of Independent Public Accountants



To the Investment and Benefits Committee of
Western Resources, Inc. Employees' 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of WESTERN RESOURCES, INC. EMPLOYEES' 401(K) SAVINGS PLAN, as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of loans or fixed income obligations as of December 31, 1995, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP


Kansas City, Missouri,
June 3, 1996
<PAGE3>
                                                 EIN:  48-0290150
                                                  PN:  004
                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                    DECEMBER 31, 1995 AND 1994

                                                  1995            1994
ASSETS
INVESTMENTS:
  GIC Fund                                    $ 63,446,450    $ 62,581,658
  Windsor Fund                                  69,085,239      45,262,792
  Money Market Reserves Fund                     6,550,797       5,554,999
  Company Common Stock Fund                     51,019,625      33,703,216
  Loan Fund                                     13,701,019       9,327,478
  Wellington Fund                                7,242,500       2,087,515
  Index Trust-500 Portfolio Fund                 3,968,740       1,183,165
  PRIMECAP Fund                                  8,795,740       2,216,198
  Magellan Fund                                 25,584,467               -
  Fixed Income Fund                             18,118,773               -
                                               267,513,350     161,917,021

Investments Transferred from KG&E 401(k) -
  Fixed Income Fund                                      -      20,748,428
  Fidelity Equity-Income Fund                            -       6,563,013
  Fidelity Magellan Fund                                 -      16,631,167
  Fidelity Balanced Fund                                 -         860,414
  Company Common Stock Fund                              -       7,373,193
  Loan Fund                                              -       3,112,900
                                                         -      55,289,115

      Total Investments                        267,513,350     217,206,136

Other Receivables                                  163,275               -
Interest and Dividends Receivable                  791,587       1,091,907

CONTRIBUTIONS RECEIVABLE:
  Participant                                      385,478         431,577
  Employer                                         109,333         137,306
    Total Assets                               268,963,023     218,866,926

LIABILITIES
ACCOUNTS PAYABLE                                   386,899         562,713

NET ASSETS AVAILABLE FOR BENEFITS             $268,576,124    $218,304,213

          The accompanying notes to financial statements
            are an integral part of these statements.
<PAGE4>



                                                 EIN:  48-0290150
                                                  PN:  004



                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

         FOR THE YEARS ENDING DECEMBER 31, 1995 AND 1994


                                                1995            1994
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year              $218,304,213     $157,754,068

INVESTMENT INCOME:
  Net Appreciation (Depreciation)
    in Fair Value of Investments             23,578,845      (11,162,733)
  Interest                                    5,364,875        4,959,220
  Dividends                                  14,093,276        6,609,683

      Total Investment Income                43,036,996          406,170

CONTRIBUTIONS:
  Participant                                15,257,981       10,382,592
  Employer                                    4,583,479        3,457,934

      Total Contributions                    19,841,460       13,840,526

BENEFITS PAID                               (12,526,938)      (9,302,004)
TRANSFERS FROM KG&E 401(K) PLAN                       -       55,416,776
TRANSFERS (TO) FROM OTHER PLANS                 (49,667)         222,926
OTHER                                           (29,940)         (21,400)
FORFEITURES                                           -          (12,849)

NET INCREASE                                 50,271,911       60,550,145

NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                    $268,576,124     $218,304,213


          The accompanying notes to financial statements
            are an integral part of these statements.
<PAGE5>








                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS

                    DECEMBER 31, 1995 AND 1994


(1) PLAN DESCRIPTION:

The following brief description of the Western Resources, Inc. (the Company) Employees' 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

     (a) General-- The Plan is a defined contribution plan, designed to assist eligible employees in establishing a regular savings plan. Prior to December 31, 1994, the Plan covered all eligible Company employees with the exception of Kansas Gas and Electric Company (KG&E) employees as of March 31, 1992, who were covered under the KG&E 401(k) Plan. Effective December 31, 1994, the KG&E 401(k) Plan merged into this plan.

     Substantially all employees are eligible to participate after one year of service as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     (b) Contributions--Effective January 1, 1995, participants of the plan are allowed to make tax deferred contributions of between 1% and 14% of earnings subject to certain Internal Revenue Code limits. Prior to January 1, 1995, participants of the plan were allowed to make tax deferred contributions of between 1% and 10% of earnings subject to certain Internal Revenue Code limits. In addition to or instead of pre-tax cash contributions, effective January 1, 1995, participants could elect to make after-tax contributions of between 1% and 4% of earnings. Prior to January 1, 1995, participants could elect to make after-tax contributions of between 1% and 6% of earnings. Cash contributions up to the first 6% of a participant's earnings are matched 50% by the Company. The Plan allows rollover contributions into the Plan.

     Active participants were allowed to make additional contributions each quarter to meet the maximum contribution percentage based on their annual compensation. These contributions are considered in determining matching employer contributions. Matching employer contributions are suspended for a period of six months in the event that a participant withdrew money from after-tax and/or Company match accounts.

     Effective January 1, 1995, participants are fully vested in their contributions and earnings thereon. Prior to January 1, 1995, Company matching contributions became fully vested after three years.

     Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant's beneficiaries in accordance with Plan terms.

<PAGE6>

     (c) Participant Accounts--A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and Plan expenses are made when such amounts are earned or incurred.

     Forfeitures arise when participants leave the Plan before the Company contributions become fully vested. Prior to January 1, 1995, forfeitures were used to reduce future Company matching contributions.

     (d) Investment Funds--During 1995 and 1994, participants in the Plan could elect to have their contributions and the Company's matching contributions invested in the funds listed below, excluding the Loan Fund. Allocations between the funds could be made in 10% increments. Participants could also elect to transfer investments between funds.

     The GIC Fund is invested primarily in the Western Resources, Inc. Investment Contract Fund, a fund which invests in investment contracts issued by insurance companies that are viewed by Vanguard Fiduciary Trust Company as being financially sound and are highly rated by the major credit agencies. Principal of investments in the Fund, and interest thereon, are obligations of the insurance companies. Neither Vanguard nor the Company guarantees either principal or interest in such investments.

     Windsor Fund is invested entirely in the Vanguard/Windsor Fund, a diversified equity fund invested in equity securities providing dividend and capital appreciation income.

     Money Market Reserves Fund is invested entirely in the Vanguard Money Market Reserves - Prime Portfolio, a money market fund invested in high-quality money market obligations issued by financial institutions, nonfinancial corporations, and U.S. and other governmental agencies, and repurchase agreements collateralized by such securities.

     Company Common Stock Fund, established October 1, 1988, with assets transferred from The Kansas Power and Light Company Tax Reduction Act Stock Ownership Plan (TRASOP) and Employee Stock Ownership Plan of The Gas Service Company (ESOP) upon termination, is invested primarily in the Company's common stock. Dividends from stock held in the fund are used to purchase additional shares of Company stock.

     Loan Fund is a conduit for the distribution and repayment of loan proceeds. The investments in the fund represent loans due from participants.

     Wellington Fund is invested entirely in the Vanguard/Wellington Fund, a balanced fund which invests in stocks for potential capital growth and dividend income and in bonds for current income potential and conservation of principal.

<PAGE7>

     Index Trust-500 Portfolio is invested entirely in the Vanguard Index Trust-500 Portfolio, a growth and income fund which seeks to provide long-term capital growth. The Index Trust-500 Portfolio attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's Composite Stock Price Index.

     PRIMECAP Fund is invested entirely in the Vanguard/PRIMECAP Fund, a growth fund seeking long-term growth of capital by investing principally in a portfolio of common stocks.

     Magellan Fund is invested entirely in the Fidelity Magellan Fund, a diversified equity fund invested in equity securities providing long-term capital appreciation.

     Fixed Income Fund is invested in a Metropolitan Life Insurance Company Investment Contract. No new monies are allowed to be deposited in this fund after the transfer of its interest from the KG&E 401(k) Plan.

     The above funds are managed by the Plan's trustee, Vanguard Fiduciary Trust Company, except the Fidelity Magellan Fund which is managed by Fidelity Investments Institutional Services Company. The investments in GIC Fund, Fixed Income Fund, and Money Market Reserves are stated at market. Investments in Windsor Fund, Wellington Fund, PRIMECAP Fund, Index Trust-500 Portfolio, Magellan Fund, and Company Common Stock Fund are stated at quoted market values. Investments in Loan Fund are stated at face value.

     Participants in the KG&E 401(k) Plan transferred their interest in the five funds described below to the Plan effective December 31, 1994.

     Fixed Income Fund was invested in the Fidelity U.S. Government Reserves, Fidelity Management Trust Company Managed Income
     Portfolio, and also various other high-quality, short- and long-term guaranteed investment contracts (GICs), bank investment contracts (BICs), and short-term money market instruments.

     Equity-Income Fund was invested entirely in the Fidelity Equity-Income Fund. The fund invests primarily in income-producing equity securities which offer a combination of share price appreciation and income earnings.

     Magellan Fund was invested entirely in the Fidelity Magellan Fund, a diversified equity fund invested in equity securities providing long-term capital appreciation.

     Company Common Stock Fund was invested in the Company's common stock. Dividends from stock held in the fund were used to purchase additional shares of Company stock.

<PAGE8>

     The Balanced Fund was invested in the Fidelity Balanced Fund, a broadly diversified portfolio of high yielding securities, including common and preferred stocks and bonds.
     The investments in Fixed Income Fund were valued at contract value. The investments in Equity-Income Fund, Magellan Fund, Balanced Fund, and Company Common Stock Fund were stated at quoted market values. Investments in Loan Fund were stated at face value.

     (e) Loans to Participants--Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Investment and Benefits Committee and all loans must be approved by that Committee. Loans are evidenced by promissory notes payable to the Plan over 1 to 5 years for general purpose loans and up to 30 years for principle residence loans, provided that the age criteria is met.

     (f) Income Taxes--The Plan obtained its latest determination letter on May 15, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter and a request for determination is pending. The plan administrator believes the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

     (g) Plan Termination--The Company is free to terminate the Plan at any time. Upon termination, all participant accounts remain fully vested.

(2) SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of Accounting--The Plan's financial statements are maintained on the accrual basis. Employer and employee contributions are accrued as the employees' salaries are earned.

     (b) Administrative Expenses--All administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges which were paid by the participants. The Company has no continuing obligation to pay these expenses.
<PAGE9>

(3) INVESTMENTS:

The following investments represent over 5% of net assets available for benefits at December 31, 1995 and/or 1994:

                                           1995               1994

     Metropolitan Life Insurance
       Company, investment contract
       #14403, general account          $13,501,792        $14,921,459
     Prudential Insurance Company of
       America, investment contract
       #7168, general account                     -         11,499,049
     Vanguard/Windsor Fund               69,085,239         45,262,792
     Western Resources, Inc.
       Common Stock                      50,781,965         40,797,775
     Metropolitan Life Insurance
       Company, investment contract
       #12651, general account           17,354,167         16,324,814
     Magellan Fund                       25,584,467         16,631,167

(4) FUND INFORMATION:

The following tables present changes in net assets available for benefits in fund detail.

<PAGE10>

(4)  Fund Information (continued):

                                                        Year Ended December 31, 1995
                                                                                  Company
                                                                   Money           Common
                                    GIC            Windsor         Market          Stock           Loan
                                    Fund            Fund          Reserves          Fund           Fund
ADDITIONS

Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments        $         -     $ 8,001,570     $         -     $ 7,431,654     $         -
  Interest                        4,057,549               -         356,395          14,744         910,595
  Dividends                               -       7,794,388               -       2,283,194               -

                                  4,057,549      15,795,958         356,395       9,729,592         910,595

Contributions:
  Participant                     2,670,628       4,880,477         457,608       1,684,741               -
  Employer                          806,965       1,442,959         158,016         509,300               -

                                  3,477,593       6,323,436         615,624       2,194,041               -

   Total additions                7,535,142      22,119,394         972,019      11,923,633         910,595

DEDUCTIONS

Benefits paid                    (5,039,706)     (2,561,376)       (492,371)     (2,131,525)       (330,078)
Other                               143,102         (10,200)         (4,980)           (880)              -
Forfeitures                               -               -               -               -               -

  Total deductions               (4,896,604)     (2,571,576)       (497,351)     (2,132,405)       (330,078)

Net increase (decrease)
  prior to transfers              2,638,538      19,547,818         474,668       9,791,228         580,517

TRANSFERS

Interfund transfers              (1,995,428)      4,137,947         503,269       8,042,712       3,793,819
Transfers-other plans               221,682         136,682          17,861        (517,531)           (795)

  Total transfers                (1,773,746)      4,274,629         521,130       7,525,181       3,793,024

  Net increase (decrease)           864,792      23,822,447         995,798      17,316,409       4,373,541

Net assets available
  for benefits:
    Beginning of year            62,581,658      45,262,792       5,554,999      33,703,216       9,327,478

    End of year                 $63,446,450     $69,085,239     $ 6,550,797     $51,019,625     $13,701,019



                                                                (Continued)

<PAGE11>

(4)  Fund Information (continued):

                                                       Year Ended December 31, 1995
                                                 Index
                                Wellington     Trust-500         PRIMECAP                          Fixed
                                   Fund        Portfolio           Fund          Magellan          Income
ADDITIONS

Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments       $ 1,081,082    $    717,244     $1,280,963      $5,066,332       $         -
  Interest                               -               -              -               -                 -
  Dividends                        317,419          79,714        249,276       1,472,940         1,130,350

                                 1,398,501         796,958      1,530,239       6,539,272         1,130,350

Contributions:
  Participant                    1,433,967         681,507      1,238,143       1,825,432                 -
  Employer                         433,915         214,415        357,443         551,133                 -

                                 1,867,882         895,922      1,595,586       2,376,565                 -

   Total additions               3,266,383       1,692,880      3,125,824       8,915,837         1,130,350

DEDUCTIONS

Benefits paid                     (323,087)        (61,427)      (217,181)       (308,025)       (1,062,162)
Other                               (7,400)         (1,820)          (420)              -            76,282
Forfeitures                              -               -              -               -                 -

  Total deductions                (330,487)        (63,247)      (217,601)       (308,025)         (985,880)

Net increase (decrease)
  prior to transfers             2,935,896       1,629,633      2,908,223       8,607,812           144,470

TRANSFERS

Interfund transfers              2,134,729       1,140,183      3,555,695      17,093,655        17,980,611
Transfers-other plans               84,360          15,759        115,623        (117,000)           (6,308)

  Total transfers                2,219,089       1,155,942      3,671,318      16,976,655        17,974,303

  Net increase (decrease)        5,154,985       2,785,575      6,579,542      25,584,467        18,118,773

Net assets available
  for benefits:
    Beginning of year            2,087,515       1,183,165      2,216,198               -                 -

    End of year                $ 7,242,500    $  3,968,740    $ 8,795,740     $25,584,467       $18,118,773



                                                              (Continued)

<PAGE12>

(4)  Fund Information (continued):

                                 Year Ended December 31, 1995

                                   Other             Total
ADDITIONS

Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments       $          -       $ 23,578,845
  Interest                           25,592          5,364,876
  Dividends                         765,995         14,093,276

                                    791,587         43,036,995

Contributions:
  Participant                       385,478         15,257,981
  Employer                          109,333          4,583,479

                                    494,811         19,841,460

   Total additions                1,286,398         62,878,455

DEDUCTIONS

Benefits paid                             -        (12,526,938)
Other                              (223,624)           (29,940)
Forfeitures                               -                  -

  Total deductions                 (223,624)       (12,556,878)

Net increase (decrease)
  prior to transfers              1,062,774         50,321,577

TRANSFERS

Interfund transfers             (56,387,192)                 -
Transfers-other plans                     -            (49,667)

  Total transfers               (56,387,192)           (49,667)

  Net increase (decrease)       (55,324,418)        50,271,911

Net assets available
  for benefits:
    Beginning of year            56,387,192        218,304,213

    End of year                $  1,062,774       $268,576,124



                                          (Continued)

<PAGE13>

(4) Fund Information (continued):

                                                        Year Ended December 31, 1994
                                                                                  Company
                                                                   Money           Common
                                    GIC            Windsor         Market          Stock           Loan
                                    Fund            Fund          Reserves          Fund           Fund
ADDITIONS

Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments        $         -     $(4,449,462)    $         -     $(6,679,047)    $        -
  Interest                        3,788,445               -         202,567          10,737        573,929
  Dividends                               -       4,230,408               -       1,649,080              -

                                  3,788,445        (219,054)        202,567      (5,019,230)       573,929

Contributions:
  Participant                     1,749,804       4,070,015         407,569       1,353,384              -
  Employer                          609,390       1,327,957         139,575         440,501              -

                                  2,359,194       5,397,972         547,144       1,793,885              -

   Total additions                6,147,639       5,178,918         749,711      (3,225,345)       573,929

DEDUCTIONS

Benefits paid                    (5,525,628)     (1,786,394)       (485,537)       (804,911)      (572,752)
Other                               452,318          (8,920)        102,575            (240)             -
Forfeitures                           1,591              85         (14,525)              -              -

  Total deductions               (5,071,719)     (1,795,229)       (397,487)       (805,151)      (572,752)

Net increase (decrease)
  prior to transfers              1,075,920       3,383,689         352,224      (4,030,496)         1,177

TRANSFERS

Interfund transfers              (1,621,421)       (861,776)       (611,291)      1,050,873        871,036
Transfers-other plans                 6,722          66,272           4,524          44,041              -
Transfers from KG&E 401(k)
  Plan                                    -               -               -               -              -

  Total transfers                (1,614,699)       (795,504)       (606,767)      1,094,914        871,036

  Net increase (decrease)          (538,779)      2,588,185        (254,543)     (2,935,582)       872,213

Net assets available
  for benefits:
    Beginning of year            63,120,437      42,674,607       5,809,542      36,638,798      8,455,265

    End of year                 $62,581,658     $45,262,792     $ 5,554,999     $33,703,216     $9,327,478


                                                                (Continued)

<PAGE14>

(4) Fund Information (continued):

                                                       Year Ended December 31, 1994
                                                 Index
                                Wellington     Trust-500         PRIMECAP
                                   Fund        Portfolio           Fund           Other            Total
ADDITIONS

Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments       $  (77,917)    $    (14,673)    $   58,366      $        -     $ (11,162,733)
  Interest                              -                -              -         383,542         4,959,220
  Dividends                        70,017           27,569         51,905         580,704         6,609,683

                                   (7,900)          12,896        110,271         964,246           406,170

Contributions:
  Participant                   1,002,535          574,254        793,454         431,577        10,382,592
  Employer                        341,258          199,940        262,007         137,306         3,457,934

                                1,343,793          774,194      1,055,461         568,883        13,840,526

   Total additions              1,335,893          787,090      1,165,732       1,533,129        14,246,696

DEDUCTIONS

Benefits paid                     (91,454)         (14,531)       (20,797)              -        (9,302,004)
Other                              (4,040)            (220)          (160)       (562,713)          (21,400)
Forfeitures                             -                -              -               -           (12,849)

  Total deductions                (95,494)         (14,751)       (20,957)       (562,713)       (9,336,253)

Net increase (decrease)
  prior to transfers            1,240,399          772,339      1,144,775         970,416         4,910,443

TRANSFERS

Interfund transfers               803,222          398,787      1,025,989      (1,055,419)                -
Transfers-other plans              43,894           12,039         45,434               -           222,926
Transfer from KG&E 401(k)
  Plan                                  -                -              -      55,416,776        55,416,776

  Total transfers                 847,116          410,826      1,071,423      54,361,357        55,639,702

  Net increase (decrease)       2,087,515        1,183,165      2,216,198      55,331,773        60,550,145

Net assets available
  for benefits:
    Beginning of year                   -                -              -       1,055,419       157,754,068

    End of year                $2,087,515     $  1,183,165    $ 2,216,198     $56,387,192     $ 218,304,213

<PAGE15>


                                                 EIN:  48-0290150
                                                  PN:  004
                                                      PAGE 1 OF 2

                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN

    LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        DECEMBER 31, 1995

                                           Number                   Current
           Description                    of Units       Cost        Value

Connecticut General Life Insurance
  Company, investment contract #25137,
  general account                         5,498,842  $ 5,498,842  $ 5,498,842

Continental Assurance Company,
  investment contract #12586,
  general account                         4,115,132    4,115,132    4,115,132

John Hancock Mutual Life Insurance
  Company, investment contract #7307,
  general account                        11,034,839   11,034,839   11,034,839

Metropolitan Life Insurance Company,
  investment contract #14403,
  general account                        13,501,792   13,501,792   13,501,792

Provident National Assurance Company,
  investment contract #027-04879,
  general account                         2,276,503    2,276,503    2,276,503

Prudential Insurance Company of America,
  investment contract #7168,
  general account                         5,187,529    5,187,529    5,187,529

State Mutual Assurance Company,
  investment contract #91877A,
  general account                         2,735,266    2,735,266    2,735,266

New York Life Insurance Company,
  investment contract #30313              4,112,081    4,112,081    4,112,081

Principal Mutual Life Insurance
  Company, investment contract
  #418026                                 4,193,713    4,193,713    4,193,713

Union Bank of Switzerland,
  investment contract #2127               6,007,545    6,007,545    6,007,545

Metropolitan Life Insurance Company,
  Group Annuity Contract #12651,
  general account                        17,354,167   17,354,167   17,354,167

*Vanguard/Windsor Fund                    4,754,662   66,156,699   69,085,239

*Vanguard Money Market Reserves,
   Prime Portfolio                       12,336,270   12,336,270   12,336,270

*Vanguard/PRIMECAP Fund                     335,331    7,685,508    8,795,740

<PAGE16>

                                                 EIN:  48-0290150
                                                  PN:  004
                                                      PAGE 2 OF 2

                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN

    LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        DECEMBER 31, 1995

                                           Number                   Current
           Description                    of Units       Cost        Value

*Vanguard Index Trust 500 Portfolio          68,902    3,301,796    3,968,740

*Vanguard/Wellington Fund                   296,459    6,324,842    7,242,500

*Magellan Fund                              297,563   21,061,156   25,584,467

*Western Resources, Inc.
  Common Stock                            1,521,557   33,562,225   50,781,966

*Participant Loans, at interest
  rates ranging from 5.7% to 14.0%                    13,701,019   13,701,019

     Total Investments                              $240,146,925 $267,513,350


* Investment with party-in-interest to the Plan.

<PAGE17>

                                                 EIN:  48-0290150
                                                  PN:  004
                                                      Page 1 of 2

                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN

     LINE 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                        DECEMBER 31, 1995
                                                 Amount Received     Unpaid
                                    Original     During Reporting    Balance        Amount
                                     Amount           Year           at End         Overdue
Identity and Address of Obligator   of Loan    Principal  Interest   of Year   Principal Interest
Richards, L. L.                    $ 3,000.00  $  776.69  $  20.95 $   264.18  $  264.18  $  1.68
415 Slade
Haysville, KS 67060
###-##-####

Detailed Description of Loan - General purpose loan; dated 7/22/93; 6.1% interest rate; 48 successive semi-monthly installments.

Action to be Taken - The loan will be defaulted in 1996 and will be treated as a 1996 distribution to the participant.

Chancellor, Andrew F.               13,500.00    1,020.41   287.74  10,706.81   1,472.73   358.68
1213 Amherst
Burkburnett, TX 76354
###-##-####

Detailed Description of Loan - General purpose loan; dated 2/15/94; 6.1% interest rate; 60 successive monthly installments.

Action to be Taken - The loan will be defaulted in 1996 and will be treated as a 1996 distribution to the participant.

Hamm, Thomas C.                      3,000.00      466.17    20.79    296.56     293.63     2.93
902 W. Maple
Independence, MO 64050
###-##-####

Detailed Description of Loan - General purpose loan; dated 1/22/92; 7.3% interest rate; 84 successive monthly installments.

Action to be Taken - The loan will be defaulted in 1996 and will be treated as a 1996 distribution to the participant.

Dorrell, Frederick O.                5,000.00      497.37    98.79   2,473.04    515.60    80.56
4101 S. 650 Road
Quapaw, OK 74363
###-##-####

Detailed Description of Loan - General purpose loan; dated 9/22/92; 7.2% interest rate; 120 successive monthly installments.

Action to be Taken - The loan will be defaulted in 1996 and will be treated as a 1996 distribution to the participant.

Baker, Russell L.                    6,500.00    1,054.37    37.04     128.62    127.49     1.13
P. O. Box 504
Burrton, KS 67020
###-##-####

Detailed Description of Loan - General purpose loan; dated 9/19/90; 9.6% interest rate; 120 successive monthly installments.

Action to be Taken - The loan will be defaulted in 1996 and will be treated as a 1996 distribution to the participant.

Kerns, Jeannette E.                  1,000.00       81.07     5.47     838.35    838.35    27.05
2324 Briarwood Plaza, Apt. F-108
Topeka, KS 66611
###-##-####

Detailed Description of Loan - General purpose loan; dated 11/21/94; 7.3% interest rate; 24 successive monthly installments.

Action to be Taken - The loan will be defaulted in 1996 and will be treated as a 1996 distribution to the participant.

<PAGE18>

                                                 EIN:  48-0290150
                                                  PN:  004
                                                      Page 2 of 2

                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN

     LINE 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                        DECEMBER 31, 1995
                                                Amount Received      Unpaid
                                     Original   During Reporting     Balance
                                      Amount         Year            at End      Amount Overdue
Identity and Address of Obligator    of Loan   Principal Interest    of Year   Principal Interest
Westgate, Daniel J.                $28,500.00  $1,979.35 $ 885.95  $26,520.65 $ 2,669.77$1,055.12
3105 Sand Creek Road
Wamego, KS 66547
###-##-####

Detailed Description of Loan - General purpose loan; dated 12/29/94; 7.7% interest rate; 120 successive monthly installments.

Action to be Taken - The loan will be defaulted in 1996 and will be treated as a 1996 distribution to the participant.

Lancaster, Thomas A.                 6,000.00    1,029.76    85.97     724.32    358.57    13.34
813 W. 11th
Hutchinson, KS 67501
###-##-####

Detailed Description of Loan - General purpose loan; dated 3/20/91; 8.1% interest rate; 120 successive monthly installments.

Action to be Taken - The loan will be defaulted in 1996 and will be treated as a 1996 distribution to the participant.

Robinson, Verneda F.                 8,200.00    1,585.12    28.32     627.98    619.84     8.14
6312 N. W. 78th Street
Kansas City, MO 64151
###-##-####

Detailed Description of Loan - General purpose loan; dated 10/22/91; 8.2% interest rate; 96 successive monthly installments.

Action to be Taken - The loan will be defaulted in 1996 and will be treated as a 1996 distribution to the participant.

Pendergast, Michael C.               17,000.00    2,373.28     0.00  7,584.79  1,474.67   218.43
2220 S. 11th Street
St. Louis, MO 63104
###-##-####

Detailed Description of Loan - General purpose loan; dated 8/20/92; 7.3% interest rate; 120 successive monthly installments.

Action to be Taken - The loan will be defaulted in 1996 and will be treated as a 1996 distribution to the participant.

Perry, James A.                      11,700.00    1,837.24   427.76  7,442.39   378.77    74.23
R. R. 1
Ozawkie, KS 66070
###-##-####

Detailed Description of Loan - General purpose loan; dated 10/15/93; 6.1% interest rate; 120 successive monthly installments.

Action to be Taken - The loan will be defaulted in 1996 and will be treated as a 1996 distribution to the participant.

<PAGE19>

                                                 EIN:  48-0290150
                                                  PN:  004

                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN


          LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

               FOR THE YEAR ENDED DECEMBER 31, 1995


                                      Type of                          Dollar           Net Gain
         Investment                   Transaction       Number          Value            (Loss)
                                                                         (1)
Vanguard Money Market                  Purchases           118       $24,579,726       $    -
Reserves, Prime Portfolio              Sales               130        19,796,518            -

Magellan Fund                          Purchases           172        24,121,956            -
                                       Sales               153         3,602,655         541,855

Fixed Income Fund                      Purchases            75         21,872,471           -
                                       Sales               132          3,829,979           -

Vanguard/Windsor Fund                  Purchases           182         25,830,723           -
                                       Sales               226         10,009,477      1,324,519

Western Resources, Inc. Stock          Purchases           165         15,322,621           -
  Fund*                                Sales               200          5,328,648      1,383,953

 (1) Amount shown in this column is cost of purchases or proceeds from sales.


   * This fund consists of two investments, Western Resources, Inc. Common Stock and Vanguard
     Money Market Reserves, Prime Portfolio.  The Trustee is unable to split the transaction detail between the two investments.

<PAGE20>

                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Western Resources Inc. Employees' 401(K) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            WESTERN RESOURCES, INC.
                                            EMPLOYEES' 401(K) SAVINGS PLAN

By:

       Signature                Title                    Date


S. L. Kitchen                  Chairman              June 13, 1996



Ira W. McKee, Jr.              Member                June 13, 1996



John K. Rosenberg              Member                June 13, 1996



Fred Bryan                     Member                June 13, 1996



David E. Roth                  Member                June 13, 1996

<PAGE21>

                          EXHIBIT INDEX

All exhibits marked "I" under the page column are incorporated herein by reference.

Exhibit
Number                     Description of Documents                   Page

  23 Consent of Independent Public Accountants (filed electronically)

  99(a)        Summary Plan Description for The Kansas Power and        I
               Light Company Employees' Savings Plan.  (filed as
               Exhibit 28(a) to Registration Statement No.
               33-23022)

  99(b)        Summary Plan Description for the Western Resources,      I
               Inc. Employees' 401(k) Savings Plan.  (filed as
               Exhibit 28(a) to Registration Statement No.
               33-57435)
<PAGE22>